March 16, 2012

Ms. Maryse Mills-Apenteng

Special Counsel

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Telos Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 001-08443

Dear Ms. Mills-Apenteng:

Telos Corporation (“Telos” or the “Company”) is pleased to provide the following response to your comment letter dated March 5, 2012. To facilitate your review, your comment has been restated below and is followed by the Company’s response.

Item 11. Executive Compensation

Compensation Discussion and Analysis

Short-Term Incentive Compensation, page 64

1.	We refer to your response to prior comment 4. We note your statement that the amount of the bonus paid to each executive officer out of the bonus pool was discretionary. It appears from your response, however, that the Compensation Committee set individual target bonus amounts for each executive officer participating in the plan. The individual targets for each named executive officer should be discussed to the extent they are material in determining bonus awards, even where the amounts awarded are discretionary. Please confirm your understanding and, should you rely on individual targets to a material extent in providing short-term incentive bonuses in the future, please confirm that you will include a discussion of the individual targets and how achievement of those targets contributed to the bonus amounts awarded.

2.	The Company confirms that, if the Compensation Committee of the Company’s Board of Directors relies on individual targets to a material extent in providing short-term incentive bonuses in the future, the Company will provide a discussion in its Compensation Discussion and Analysis of the individual targets and how achievement of those targets contributed to the bonus amounts awarded.

In response to the Commission’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments. We trust that our responses are sufficient for your purposes; however, if you have further questions or comments, please feel free to contact me.

Sincerely,

/s/ John B. Wood

John B. Wood
Chief Executive Officer